FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

July 31, 2007

Item 3: News Release:

A news release dated and issued on July 31, 2007 was disseminated through Canada News Wire..

Item 4: Summary of Material Change:

Freegold Drilling Hits 50.2 g/t, 34.8 g/t, and 21.9 g/t Au in Significant Beistline Area Expansion at Golden Summit.

Item 5: Full Description of Material Change:

July 31, 2007 (Vancouver, BC) – Freegold Ventures Limited (the “Company”) is pleased to announce the discovery of a new swarm of parallel veins and shear zones hosting high-grade surface gold mineralization on the eastern end of the Cleary Hill area at the Golden Summit project outside Fairbanks, Alaska.  Recent drilling and bulk sampling in the area of the Beistline shaft has identified 4 parallel east-west trending structures to date over a width of 175 feet. Two of the structures have been traced over a strike length of 860 feet and remain open in both directions.  Significant gold mineralization has also been intersected between the first two structures in the form of linking shears and ladder structures.  Results from the 2006 trenching suggest that this new vein swarm may extend up to 400 feet in width, and represents an attractive target for the delineation of bulk tonnage gold mineralization, similar to the multiple 150 to 300 foot wide vein/shear systems identified in shallow, closed spaced drilling over a 5,000 foot strike length further to the west.  The high-grade mineralization intersected in recent drilling in this area is currently being bulk sampled and stockpiled and will be added to the plant feed this fall once the Company’s on-site 1,200 ton per day gravity plant is fully commissioned within the coming weeks.

Bulk sampling in this Beistline area in the fall of 2006 consisted of the extraction of approximately 2,800 tons of material from the main Beistline structure, and an additional 3,300 tons of bleed mineralization, which was collected principally from the hanging wall of this same structure.  The final excavation in this area was a sample pit approximately 300 feet long, 30 feet wide and 30 feet deep.  These 6,100 tons (in addition to 3,900 tons collected from 6 other areas on the property) are expected to be crushed, sampled and processed in August.

The first new extension of mineralization in this area was identified during the recent construction of a ramp into the previous pit area. This ramp uncovered the main Beistline structure over an additional 560 feet of strike length to the west with no visible offset by crossing faults. In order to determine gold grades within this 65 degree dipping structure and within the immediate hanging wall, a series of shallow vertical holes were drilled on 10-foot spacing, to a maximum depth of 78 feet.  These holes, which tested the first 300 foot westward extension of the main structure from the previous pit limit, successfully intersected numerous high-grade zones in the 10 g/t to 50 g/t range, which were often surrounded by wider zones of lower grade mineralization.  Significant assays from the drilling which tested the Beistline structure include:

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)	Description
447	12	27	15	16.13	0.47	Beistline hanging wall
including	15	27	12	19.55	0.57	Beistline hanging wall
including	24	27	3	50.15	1.46	Beistline hanging wall
449	0	78	78	1.95	0.06	Beistline hanging wall
including	3	33	30	4.42	0.13	Beistline hanging wall
including	15	21	6	15.81	0.46	Beistline hanging wall
450	0	78	78	1.52	0.04	Beistline hanging wall
including	3	24	21	4.62	0.13	Beistline hanging wall
including	15	21	6	12.66	0.37	Beistline hanging wall
451	0	78	78	1.68	0.05	Beistline hanging wall
including	0	27	27	4.17	0.12	Beistline hanging wall
Including	15	18	3	21.88	0.64	Beistline hanging wall
453	3	6	3	11.13	0.32	Beistline hanging wall
454	0	78	78	2.08	0.06	Beistline hanging wall
Including	0	6	6	14.68	0.43	Beistline hanging wall
Including	21	30	9	5.27	0.15	Beistline hanging wall
455	0	78	78	1.81	0.05	Beistline hanging wall
Including	24	27	3	34.80	1.02	Beistline hanging wall
456	6	9	3	12.95	0.38	Beistline hanging wall
473	0	12	12	2.74	0.08	Beistline hanging wall
474	0	12	12	2.28	0.07	Beistline hanging wall

Previous drilling from Fence 9 (reported on July 11, 2007) intersected 33.95 g/t and 22.65 g/t over 3-foot intervals in holes 347 and 350.  These intercepts coincide with a 15 foot-wide surface channel sample, which averaged 22.3 g/t last year in this same area, with the center 5-foot sample returning 53.93 g/t.  This was originally interpreted as further bleeding of mineralization from the main Beistline structure. Excavation of the first cut of a new larger bulk sample pit has now identified four separate structures (Beistline, B1, B2 and B3) within the 200-foot wide area cleared to date, and the Fence 9 drilling is now seen to have intersected the separate B2 structure which has now been traced in drill holes and surface exposures over a strike length of 375 feet.

Drill results from additional shallow drilling that tested the gold mineralization within the B1 structure, located approximately 73 feet further south from the main Beistline structure, just outside the limits of the initial bulk sample, pit have now been received.  In addition to mineralization within the B1 structure, which ranges in true width from 1 to over 8.5 feet, additional gold mineralization was intersected in shears and ladder structures that appear to link the Beistline and B1 structures. These are believed to be tension openings caused by the stronger faulting localized on these two structures.  Significant assays that tested the mineralization in this area include:

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)	Description
399	54	57	3	10.38	0.30	Bleed between Beistline and B1
400	45	57	12	2.06	0.06	Bleed between Beistline and B1
401	18	30	12	3.79	0.11	Bleed between Beistline and B1
402	15	45	30	3.47	0.10	Bleed between Beistline and B1
Including	18	27	9	5.30	0.15	Bleed between Beistline and B1
403	15	39	24	3.22	0.09	Bleed between Beistline and B1
Including	30	33	3	16.10	0.47	Bleed between Beistline and B1
404	0	42	42	1.23	0.04	Bleed between Beistline and B1
405	0	33	33	1.80	0.05	Bleed between Beistline and B1
426	60	78	18	1.49	0.04	Bleed between Beistline and B1
448	0	21	21	3.85	0.11	Bleed between Beistline and B1
Including	12	18	6	11.00	0.32	Bleed between Beistline and B1
420	0	18	18	4.76	0.14	B1 structure
421	3	21	18	2.36	0.07	B1 structure
424	18	27	9	2.79	0.08	B1 structure
436	15	36	21	1.55	0.05	B1 structure
437	15	36	21	1.31	0.04	B1 structure
438	15	33	18	1.63	0.05	B1 structure
439	12	27	15	1.70	0.05	B1 structure

During the stripping of overburden a further 100 feet south of drill Fence 9, a fourth structure (B3) has been partially uncovered over a length of 250 feet. This structure also appears to strike parallel to the main Beistline structure.  Shallow bulk sample definition drilling in this area is expected to commence in late September, following the completion of step-out drilling currently being undertaken in the Tolovana area, following up on the positive drill results reported on June 11, 2007.

Gold mineralization in this eastern end of the historic Cleary Hill mine area remains open in all directions, with the main Beistline and B1 structures having been traced with drill holes, trenching, bulk sample excavation, and stripping over a distance of 860 feet.  While the current geological model has gold mineralization hosted in a series of parallel structures similar to the Wackwitz-Currey vein swarm south of the old Cleary Hill mine workings, it is unclear how far south these repetitive Beistline area structures may extend.

Freegold President and C.E.O. Steve Manz stated "With this latest discovery of a new vein swarm on the eastern end of the Cleary Hill system, and the identification to date of multiple 100 to 300 foot wide mineralized zones that have been traced over a minimum of 5,000 feet of strike length, Golden Summit continues to grow as a property capable of hosting large tonnages of bulk mineable gold mineralization.  While the shallow drilling and bulk sampling programs are instrumental in building our knowledge base, and while the commencement of our first gold production and cash flow from the property is an ideal way to capitalize on the extensive high grade gold mineralization that we have been steadily discovering at surface, we believe that the true potential of the project will be brought out with the initiation of systematic deeper drilling for resource building purposes that we are intending to commence this fall.”

Drilling is currently being conducted with an Ingersol-Rand conventional percussion drill. Cuttings are returned up the drill hole with the use of an OEM vacuum drill cuttings collector, and are dropped from a cyclone directly into a sample bag. Samples are collected every three feet, with the drill bit being pulled off the bottom and the hole cleaned at the completion of each sample interval. Freegold maintains a geologist and sampler at the drill rig for all drilling to take and log all samples to insure that quality assurance and control procedures are in accordance with 43-101 requirements. One duplicate assay is being conducted in every drill hole and either a blank or a standard is inserted in the sample stream every 10 samples. Alaska Assay Laboratories in Fairbanks, Alaska is being used to analyze the drill cuttings for gold via fire assay analysis plus multi element ICP-AES and ICP-MS analysis using 4 acid digestion.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company with a new management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold is currently finalizing a 34,000-foot drilling program aimed at further expanding the size of the resource prior to undertaking new economic evaluations in 2007.  Drilling at depth and to the north and south of the known mineralization is continuing to identify new extensions to the deposit.  Freegold is continuing to discover new high-grade veins and bulk tonnage shear zones in its 25,000-foot drill program at its Golden Summit project outside Fairbanks, Alaska.  Gold production from the processing of an initial 10,000-ton bulk sample collected in the fall of 2006, along with additional bulk sampling/processing of additional areas containing surface high grade gold mineralization will commence shortly.  Drilling to outline larger, lower grade bulk tonnage targets on the property will continue throughout the year.  Freegold has also optioned the Vinasale Gold Deposit in Alaska, from Doyon, Limited, where geophysical, mapping and sampling programs will be carried out on the property in 2007.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 31st day of July, 2007.